

April 23, 2009

Via U.S. Mail and Facsimile

Yvonne Zhang
Chief Financial Officer
Songzai International Holding Group Inc.
17890 Castleton Street, Suite 112
City of Industry, California 91748

>   **Re: Songzai International Holding Group Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 30, 2009**
>   **Form 10-Q for the Quarter Ended September 30, 2008**
>   **Filed November 14, 2008**
>   **Response Letter Dated March 11, 2009**
>   **File No. 333-66994**

Dear Ms. Zhang:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2008

Controls and Procedures, page 36

1. We note that you have provided disclosure about whether there were changes in your internal control over financial reporting during the quarter ended December 31, 2007. Please update your disclosure to comply with Item 308(c) of Regulation S-K.

Financial Statements

Note 1 – Organization and Description of Business, page F-7

2.   We note your response to prior comment 5, regarding your determination of
        purchase price in the business combination of Songzai and Xing An, stating that
        you believe you have recorded the acquisition at the "…net purchase price to the
        accounting acquirer." However, we do not see how a distribution to the
        shareholders of Xing An represents a cost to acquire Songzai, as it is not being
        paid to the prior owners of Songzai.

        Nevertheless, we have consulted with our Division Chief Accountant's Office
        about your situation and are not convinced that you have properly identified the
        accounting acquirer. Given that Songzai agreed to pay $30 million to the
        shareholders of Xing An, in addition to having issued 8 million (post reverse-
        split) common shares, in exchange for 90% of the outstanding stock of Xing An,
        it appears that Songzai, rather than Zing An, would be the acquirer. In arriving at
        this conclusion, we have also considered the composition of directors and senior
        management of the consolidated entity subsequent to the transaction, also the
        escrow and voting arrangements applicable to the 8 million shares.

        Purchase consideration should be determined in accordance with paragraphs 20
        through 24 of SFAS 141. Accordingly, please address the following points:

        •   Unless you have additional information that you believe would yield a
            different view, it appears that you will need to amend the financial
            statements in your annual report on Form 10-K for the year ended
            December 31, 2008, interim reports on Form 10-Q for the quarters ended
            June 30, 2008 and September 30, 2008, and your Pro Forma Combined
            Financial Statements filed as Exhibit 99.5 to your Form 10-K for the year
            ended December 31, 2007, to account for the merger as an acquisition of
            Xing An by Songzai. The historical financial statements covering periods
            prior to the acquisition should be those of Songzai, the accounting and
            legal acquirer, rather than Xing An.

        •   Please submit your computation of the purchase price and allocation,
            including your support for the price you use to value the Songzai stock
            issued and your calculation of the present value of the $30 million note.

        •   As you acquired 90% of Xing An, please disclose the manner of
            accounting for minority interest in the financial statements or, if you
            believe there is no minority interest that needs to be reflected, provide

> your rationale and any related documents governing the economic interests.

- Please tell us whether any additional consideration will be paid for the remaining 10% of the Xing An shares if and when acquisition is allowed under PRC law.

- Please indicate whether any portion of the net income of Xing An will accrue to the benefit of the prior Xing An shareholders at any time or under any circumstances, in connection with the 10% of Xing An shares held is trust.

3. We note that you included risk disclosure on page 23 in response to prior comment 1, concerning the possibility that the Heilongjiang Office of the State Administration for Industry and Commerce may invalidate the merger between Songzai and Xing An because you did not make full payment of the $30 million promissory notes to the former shareholders of Xing An by the required date.

    Please describe the mechanism by which the transaction would be invalidated by the PRC authorities, if they chose that action as the appropriate course. Please clarify whether the prior shareholders of Xing An would need to file a complaint with the authorities to cause such a determination, or whether the authorities would be acting independently, based on PRC law. Please also explain the basis for your disclosure stating that if your payment is made in full before the examination, "…the acquisition should not be voided."

    Please expand your disclosure under this heading to include comparable details, also specifying the date that payment was required, indicating whether you (i) discussed your failure to comply with the payment schedule with the PRC authorities, (ii) requested an extension, (iii) were granted an extension; and clarifying the status of the obligation.

Note 6 – Prepaid Mining Right, page F-14

4. We have read your response to prior comment 2, regarding your prepaid mining rights and the applicability of Industry Guide 7 to your operations. Although we understand that you have arrangements in place to extract fixed quantities of coal from various mine sites, since you are engaged in significant mining operations, you are subject to the disclosure requirements of Industry Guide 7.

    We note that you disclose estimates of proven and probable reserves for the Tong Gong, Hong Yuan, and Sheng Yu Mines at pages 7 and 8. However, these estimates are no longer current, given the December 31, 2005 and June 30, 2007 estimation dates. Further, these estimates indicate that you may not have sufficient reserves to cover the amounts negotiated under your prepaid mining rights. Please update these disclosures to include your estimates of proven and probable reserves for each of these mines as of December 31, 2008 to comply with paragraph (b)(5) of Industry Guide 7.

It should be clear whether the mines from which you have contracted to purchase coal under your prepaid mining rights have sufficient reserves, as defined in paragraph (a) of Industry Guide 7, to yield the quantities associated with those agreements. If you have contracted to purchase more coal than is established as proven and probable reserves, please quantify and emphasize these differences in your disclosure under this heading, and provide a corresponding risk factor under Item 1.A., beginning on page 19.

Also clarify whether coal to be extracted under the Xing An mining rights may be taken from either the Hong Yuan or Sheng Yu mines at your discretion.

5.   We note your response to prior comment 3, regarding your unpaid mining right commitments, and see that both scenarios you present assume that you have already made full payment of the underlying mining rights, leaving no unpaid commitment remaining. Please clarify whether payment can be avoided specifically in scenarios in which an unpaid commitment exists. For example, explain whether you can avoid further payment in a situation in which extraction of all existing coal at the mine falls short of the 19.8 million ton contractual estimate, or if you decide to stop mining for other reasons.

6.   We note your response to the fifth and eighth bullet points of prior comment 3, stating that you have no written prepaid mining agreements, also explaining that per tonnage amounts are established at the time of payment.

We understand that price negotiations may occur separate from the agreements that establish the mining rights granted to you as disclosed at Note 6. Please clarify whether there are written documents that support your disclosures of grant dates and tons granted in Note 6, and which establish your legal entitlement to mine 19.8 million tons of coal at the Xing An mines, as you claim. Please also explain whether the Resource Mining and Coal Production Right permits mentioned on page 9 are separate agreements.

Please file these documents to comply with Item 601(b)(10)(ii)(B) of Regulation S-K. However, if you have no written agreements for the prepaid mining rights and permits, we suggest that you contact us by telephone to discuss the implications.

Note 19 – U.S. Parent Company Only Financial Statements, page F-22

7.   Please submit a schedule reconciling your parent company equity information to the corresponding amounts in your consolidated financial statements.

Exhibits

8.   The certifications at Exhibits 31.1 and 31.2 do not conform to the requirements of Item 601(b) of Regulation S-K, as they are missing language pertaining to internal control over financial reporting in the introduction to paragraph 4 and paragraph 4(b).

Form 10-Qs for the Quarter Ended March 31, June 30, and September 30, 2008

General

9.   Please make appropriate changes to your 10-Qs for the Quarters ended June 30, 2008 and September 30, 2008 that comply with the following comments on your 10-Q for the Quarter Ended March 31, 2008.

Controls and Procedures, page 16

10.   We note your response to our prior comment twelve. Please state whether your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level or were not effective at the reasonable assurance level.

11.   We note your disclosure that "[e]xcept for the remedial actions being undertaken as described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." Revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact Craig Arakawa at (202) 551-3650 or Karl Hiller, Branch Chief at (202) 551-3686 for any questions on the financial statements or related matters. Please contact Sean Donahue at (202) 551-3579, Mike Karney at (202) 551-3847, or me at (202) 551-3745 with any other questions.

                               Sincerely,

                               H. Roger Schwall
                               Assistant Director